SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: April 29, 2004

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: DROR@LANOPTICS.CO.IL

FOR IMMEDIATE RELEASE

         LANOPTICS ANNOUNCES 2004 FIRST QUARTER RESULTS AND ADOPTION OF
                         GENERALLY ACCEPTED ACCOUNTING
                   PRINCIPLES IN THE UNITED STATES (U.S. GAAP)

     SINCE ITS INCEPTION, LANOPTICS' CONSOLIDATED FINANCIAL STATEMENTS HAVE
                        BEEN PREPARED IN U.S. DOLLARS IN
       ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL
                                 (ISRAELI GAAP)

     YOKNEAM, ISRAEL, April 29, 2004 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March 31, 2003.

     LanOptics also announced that, effective with the first quarter of 2004, it will prepare its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Since its inception, LanOptics' consolidated financial statements have been prepared in U.S. dollars in accordance with generally accepted accounting principles in Israel (Israeli
GAAP), which differ in certain material respects from U.S. GAAP. LanOptics' consolidated financial statements have included a reconciliation note that quantifies the differences between Israeli GAAP and U.S. GAAP. Under recent Israeli accounting pronouncements, LanOptics would be required to discontinue the adjustment of the financial statements to the US dollar and instead to prepare its financial statements in nominal New Israeli Shekels if it were to continue to report under Israeli GAAP. Since LanOptics' functional currency and operating environment is in U.S. dollars, LanOptics believes that the transition to U.S. GAAP will more accurately reflect the results of its operations than reporting in accordance with nominal New Israeli Shekels.

     As previously disclosed by LanOptics in its financial statements and quarterly earnings releases, the principal consequence of the change from Israeli GAAP to U.S. GAAP relates to the accounting for preferred shares of LanOptics' subsidiary, EZchip Technologies. Under Israeli GAAP, a subsidiary's losses are attributed to the different classes of the subsidiary's shares according to the ownership level, which is determined by liquidation preference. Under U.S. GAAP, the issuance of a subsidiary's preferred shares to a third party is accounted for as a separate component of minority interest, "Preferred shares of subsidiary," that does not participate in the losses of the subsidiary. As a result, under U.S. GAAP the reported net loss reflects all of the losses of the EZchip Technologies subsidiary, in which LanOptics holds 53%, without any minority participation. The cumulative effect of this change results in a deficiency in the consolidated shareholders' equity.

     For the three months ended March 31, 2004, LanOptics reported revenues of US$ 614,000 versus US$ 306,000 in the first quarter of 2003. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,312,000, versus US$ 2,630,000 in the first quarter of 2003. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the first quarter was US$ 2,480,000, a loss of US$ 0.27 per share, compared to net loss of US$ 2,573,000, or a loss of US$ 0.30 per share, for the same period last year.

                                   -- more --

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--------------------------------------------------------------------------------
                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


     "We continue to increase our customer base, move our existing customers into production and solidify our 10-Gigabit leadership with new products," said Dr. Meir Burstin, Chairman of the Board. "We now have close to 35 customers that design their products around our NP-1c, several of them with multiple NP-1c based designs. Four of our initial customers are already in early production and we expect to see several additional customers entering production each quarter. The timing and speed of our customers' production ramp-up will depend on market acceptance of their products and on the pace of recovery in the telecommunications and related markets. During the first quarter we announced the NP-2, which solidifies our 10-Gigabit NPU leadership established with the NP-1c by adding traffic management and further reducing the system chip count, power and cost."

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.
     For more information on EZchip, visit the web site at HTTP://WWW.EZCHIP.COM For more information on LanOptics, visit the web site at
HTTP://WWW.LANOPTICS.COM


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.



                             -- Tables to Follow --

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.
                        Consolidated Statement of Income
              (U.S. dollars in thousands, except per share amounts)



                                                             Three Months Ended March 31
                                                                    (UnAudited)

                                                               2004             2003
                                                            ----------      ----------
Revenues                                                           614             306
Cost of Revenues                                                   224             110
Amortization of Developed Technology                                71              71
                                                            ----------      ----------
Gross Profit                                                       319             125

Research & Development                                           1,709           1,788
Selling, General & Administration                                  922             967
                                                            ----------      ----------
Operating Loss                                                  (2,312)         (2,630)

Financial Income (Expenses), Net                                  (169)             57
Other Income                                                         1              --

                                                            ----------      ----------
Net Loss                                                        (2,480)         (2,573)
                                                            ==========      ==========

Net Loss per Share                                               (0.27)          (0.30)

Weighted Average Number of Shares Used in Computing Net
Losses per Share                                             9,250,535       8,467,285
                                                            ----------      ----------


                                   -- more --

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------


                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. dollars in thousands)



                                                  March 31,    December 31,
                                                     2004         2003
                                                   -------      -------
                                                 (UnAudited)   (Audited)
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities      19,893       19,566
Trade Receivable                                       570          438
Other Receivables                                      311          349
Inventories                                            673          404
                                                   -------      -------
Total Current Assets                                21,447       20,757

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net          606          620
Severance Pay Fund                                   1,223        1,249
                                                   -------      -------
Total Long-Term Investments                          1,829        1,869

PROPERTY & EQUIPMENT, NET                              507          620

OTHER ASSETS, NET:
Technology, Net                                        963        1,034
Goodwill, Net                                        1,635        1,635
                                                   -------      -------
Total Other Assets                                   2,598        2,669
                                                   -------      -------
TOTAL ASSETS                                        26,381       25,915
                                                   =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                         753          202
Other Payables and Accrued Expenses                  2,229        2,566
                                                   -------      -------
Total Current Liabilities                            2,982        2,768

LONG TERM LIABILITIES:
Accrued Severance Pay                                1,502        1,536
Long-Term Debt                                       1,405        1,383
                                                   -------      -------
Total Long-Term Liabilities                          2,907        2,919

WARRANTS ISSUED BY A SUBSIDIARY                        176          176

PREFERRED SHARES IN A SUBSIDIARY                    35,166       32,422

SHAREHOLDERS' DEFICIENCY:
Share Capital                                           64           64
Additional Paid-in Capital                          39,516       39,516
Accumulated Deficit                                (54,430)     (51,950)
                                                   -------      -------
Total Shareholders' Deficiency                     (14,850)     (12,370)
                                                   -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY      26,381       25,915
                                                   =======      =======


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